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                                                                    EXHIBIT 4.10



                         PREFERRED SHAREHOLDER AGREEMENT

        This Preferred Shareholder Agreement, (the "Agreement"), dated as of January 22, 1999, is by and between Alpha Microsystems, a California corporation (the "Company") and the sole holder (the "Holder") of shares of the Company's issued and outstanding Class A Cumulative, Redeemable and Exchangeable Preferred Stock (the "Class A Preferred Stock") and Class B Cumulative, Redeemable and Exchangeable Preferred Stock (the "Class B Preferred Stock").

        WHEREAS, the Nasdaq Stock Market believes that the Company no longer has net tangible assets of at least $4,000,000, as required for continued listing on the Nasdaq National Market;

        WHEREAS, the Company has been informed by its independent accountants that the mandatory redemption feature of its issued and outstanding Class A Preferred Stock and Class B Preferred Stock has caused $15,000,000 in Liquidation Value of such Preferred Stock to be treated as redeemable stock and thereby classified other than as stockholder's equity pursuant to interpretations of the Securities and Exchange Commission; thereby causing the Company's net tangible assets to fall below $4,000,000;

        WHEREAS, the Company and the Holder have agreed to exchange the outstanding Preferred Stock for shares of the Company's Class A1 Cumulative, Redeemable and Exchangeable Preferred Stock (the "Class A1 Preferred Stock"), Class A2 Cumulative, Redeemable and Exchangeable Preferred Stock (the "Class A2 Preferred Stock") and Class B1 Cumulative, Redeemable and Exchangeable Preferred Stock (the "Class B1 Preferred Stock"), in each case having the rights, preferences, privileges and restrictions set forth in the Certificate of Determination of Rights and Preferences attached hereto as Exhibit A (the "Certificate of Determination");

        WHEREAS, the Company's independent accountants have confirmed that the foregoing exchange will permit $12,500,000 in Liquidation Value of such Class A1 Preferred Stock, Class A2 Preferred Stock and Class B1 Preferred Stock to be treated as stockholder's equity, such that the Company's reported net tangible assets, giving pro forma effect to the Certificate of Determination and the exchange contemplated hereunder as of November 22, 1998, would be $6,731,000; and

        WHEREAS, the Board of Directors of the Company, in order to establish the new series of Preferred Stock and designate the terms thereof, will cause the Certificate of Determination to be filed with the Secretary of State of the State of California on or about January 25, 1999;



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        WHEREAS, the Company and the Holder desire to effect the exchange contemplated hereunder as of the date the Certificate of Determination becomes effective with the Secretary of State of the State of California;

        NOW, THEREFORE, in consideration of the premises and mutual covenants and obligations hereinafter set forth, the Company and the Holder hereby agree as follows:

        SECTION 1. Definitions. Capitalized terms used but not otherwise defined herein shall have the meaning given to them in the Certificate of Determination. As used in this Agreement, the following terms shall have the following meanings:

        "Dividend Reference Date" means each September 30, December 31, March 31 and June 30.

        "Preferred Stock" means preferred stock authorized by the Company.

        "Purchase Agreement" means the Securities Purchase Agreement, dated as of August 7, 1998, between the Company and the Holder (as defined therein).

        SECTION 2. Exchange of Outstanding Shares. The Holder and the Company hereby agree to exchange: (i) 8,000 shares of outstanding Class A Preferred Stock for 2,500 shares of Class A1 Preferred Stock and 5,500 shares of Class A2 Preferred Stock; and (ii) 7,000 shares of outstanding Class B Preferred Stock for 7,000 shares of Class B1 Preferred Stock.

        SECTION 3. Effectiveness. This Agreement and the exchanges of Preferred Stock contemplated hereby shall be effective immediately following the effectiveness of the Certificate of Determination (the "Effective Date").

        SECTION 4. Accrued Dividends. The Holder acknowledges that full cumulative dividends on the Class A Preferred Stock and Class B Preferred Stock have been paid through the most recent Dividend Reference Date. Notwithstanding anything to the contrary contained in the Purchase Agreement, full cumulative dividends on the Class A Preferred Stock and Class B Preferred Stock, pro rata for the elapsed portion of the current dividend period to the date of exchange, shall be paid to the Holder on March 31, 1999.

        SECTION 5. Stock Certificates. As of the Effective Date, the Company will deliver to the Holder a certificate or certificates, registered in the Holder's name or its nominee's name, evidencing the Preferred Stock being acquired by the Holder hereunder, against receipt by the Company of the certificates evidencing the Class A Preferred Stock and Class B Preferred Stock being acquired by the Company hereunder.

        SECTION 6. Cancellation of Shares. The shares of Class A Preferred Stock and Class B Preferred Stock which are acquired by the Company hereunder shall be canceled and shall not be



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reissued, sold or transferred as Class A Preferred Stock or Class B Preferred
Stock, as the case may be, and the Board of Directors of the Company shall reduce the number of authorized shares of Class A Preferred Stock and Class B Preferred Stock to zero.

        SECTION 7. Headings. The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

        SECTION 8. Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the law and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any provision of this Agreement would be held in any jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

        SECTION 9. Governing Law; Etc. All questions concerning the construction, interpretation and validity of this Agreement shall be governed by and construed and enforced in accordance with the domestic laws of the State of New York, without giving effect to any choice or conflict of law provision or rule (whether in the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. In furtherance of the foregoing, the internal law of the State of New York will control the interpretation and construction of this Agreement, even if under such jurisdiction's choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily apply.

        SECTION 10. Counterparts; Validity. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which taken together shall constitute one and the same agreement, and telecopied signatures shall be effective.

        SECTION 11. Entire Agreement; Notice. This Agreement and the other documents, certificates, instruments, writings and agreements referred to herein or delivered pursuant hereto contain the entire understanding of the parties with respect to the subject matter hereof and supersede in their entirety any and all prior agreements and understandings between any of the parties hereto with respect to the subject matter hereof. The parties hereto hereby waive any and all calls and notices of meeting in connection with this Agreement and the transactions contemplated hereby.

        SECTION 12. Further Assurances. The parties hereto shall, at any time and from time to time following the execution of this Agreement, execute and deliver all such further instruments



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and take all such further actions as may be reasonably necessary or appropriate in order to carry out the provisions of this Agreement and the Certificate of Determination.


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               IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above-written.


                                ALPHA MICROSYSTEMS


                                By: ____________________________________________
                                    Name: Douglas J. Tullio
                                    Title: President and Chief Executive Officer



                                LEXINGTON EQUITY PARTNERS II, L.P.

                                By: LEXINGTON EQUITY PARTNERS II, L.P.,
                                    its General Partner


                                By: LEXINGTON EQUITY PARTNERS, INC.,
                                    Its General Partner



                                By: ____________________________________________
                                    Name: Benjamin P. Giess
                                    Title: Authorized Signatory